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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                SCHEDULE 14D-9/A
                                 (RULE 14d-101)

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)



                                   CDnow, Inc.
                            (Name of Subject Company)


                                   CDnow, Inc.
                      (Name of Person(s) Filing Statement)


                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)


                                     125086
                      (CUSIP Number of Class of Securities)

                                DAVID A. CAPOZZI
                       VICE PRESIDENT AND GENERAL COUNSEL
                               1005 VIRGINIA DRIVE
                            FT. WASHINGTON, PA 19034
                                  215-619-9900
       (Name, Address and Telephone Number of Person Authorized to Receive
     Notices and Communications on Behalf of the Person(s) Filing Statement)


/ /    Check the box if the filing relates solely to preliminary communications made before the Commencement of a tender offer.




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This Amendment No. 1 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 (the "Schedule 14D-9") filed with the Securities and Exchange Commission on July 26, 2000 by CDnow, Inc., a Pennsylvania corporation ("CDNOW") relating to the offer by BINC Acquisition Corp., a Pennsylvania corporation (the "Purchaser") and a wholly-owned subsidiary of Bertelsmann, Inc., a Delaware corporation ("Bertelsmann"), to purchase all outstanding shares of CDNOW common stock at a price of $3.00 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated July 26, 2000, included in its Tender Offer Statement on Schedule TO filed with the SEC and the related Letter of Transmittal.

ITEM 4.     THE SOLICITATION OR RECOMMENDATION

      Item 4 is hereby amended and supplemented by the following:

1. The following sentence is hereby added to the end of the section entitled "CDNOW'S FINANCIAL CONDITION" on page 4 of the Schedule 14D-9:

                  Based upon inquiries conducted with several parties commencing in April 2000, CDNOW believed that alternative financing sources were not available.

2. The following sentence is hereby added to the end of the section entitled "RESULTS OF SEARCH FOR PARTNER - NO SUPERIOR PROPOSAL" on page 5 of the Schedule 14D-9:

                  Further, the recapitalization proposal would not have provided any payment to CDNOW shareholders and would have valued the outstanding equity of CDNOW at significantly less than $3.00 per share. The recapitalization proposal was also subject to significant additional conditions, including final approval by the other party's board of directors and satisfactory completion of additional due diligence.


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                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





                                    CDnow, Inc.

                              By:   /s/ Jason Olim
                                    -------------------------------------
                                    Name:  Jason Olim
                                    Title: President & Chief Executive Officer



Dated:  August 15, 2000




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